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                                CONSULTANCY AGREEMENT


Party A : China Treasure, Inc. a Nevada Corporation, listed on NASDAQ in US.

Party B : Goldchamp Ltd, a British Virgin Island Corporation


    Party A hereby agrees to engage Party B to be its financial consultant in respect of the acquisition of a controlling interest in Team Steel, Inc, which is contracted to acquire an interest in Chengdu Chengkang Iron and Steel Corporation "CCISC", according to terms and conditions as set out in this agreement.


SCOPE OF SERVICE:

1) Party B shall engage in negotiation with the owners of CCISC and/or government official, management of CCISC on behalf of Party A to achieve a preferential terms acceptable to Party A.

2) Party B shall liaise with other professional consultants such as accountants and lawyers to arrive at necessary auditors' reports and legal opinion and to assist Party A the evaluation of the financial and legal aspects of the steel operations.

3) Party B shall evaluate the political risks associated with the investment and shall assist Party A to smoothen the relationship between Party A and the management team and Government officials so as to ensure a successful acquisition.

4) In avoidance of doubt, substantially all of the work to be performed by Party B shall be in the Chengdu City, People's Republic of China.


CONSIDERATION:

1) In respect of the such services provided, Party A shall pay Party B a retainer fee of US$250 per hour engaged by Party B and reimburse all expenses such as travelling, accommodation and IDD incurred, directly related to this consultancy service.

2) Within 6 months following completion of the acquisition of a controlling interest in Team Steel, Inc., Party A shall pay Party B a total fee, inclusive of the retainer fee set out in 1 above, equal to US$783,000 to be satisfied by cash or issue of common shares in Party A at $1.00 per share or a combination of cash and shares in Party A at the option of Party A.
    If Party A chooses to issue shares in Party A as consideration, Party A shall procure an S-8 registration of such shares to be issued to Party B.

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TIMING AND TERMINATION:

    This contract is effective for a minimum 3 months from date of this agreement and shall be continue unless otherwise terminated. Either party can terminate this contract by giving one month written notice to the other party following the first 3 months period.

INDEMNITY:

    Party A shall hold Party B harmless and indemnify Party B against any claims on its as a result of its service provided in accordance with this contract.


China Treasure, Inc.                   Goldchamp Limited



/s/ Clement S T Mak                    /s/ Kevin Chan Sheung Wai
- ---------------------                  --------------------------
Clement S T Mak                        Kevin Chan Sheung Wai
Chairman                               Chairman

Date : August 8th, 1995